Explanatory Note

This Annual Report on Form 11-K for the fiscal year ended December 31, 2022, with respect to the Northwest Natural Gas Company Retirement K Savings Plan was inadvertently filed under the Commission file number for Northwest Natural Holding Company’s subsidiary Northwest Natural Gas Company on June 29, 2023, and is being refiled under the Commission file number for Northwest Natural Holding Company.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[  ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to____________

Commission file number 1-15973

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHWEST NATURAL HOLDING COMPANY

250 SW Taylor Street
Portland, Oregon 97204

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

(1)    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Northwest Natural Gas Company Retirement K Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years ended December 31, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2022 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2012.
Philadelphia, Pennsylvania
June 29, 2023

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2022	2021

Assets:
Non-interest-bearing cash	$360,509	$553,095
Investments, at fair value	254,079,773	310,694,395

Receivables:
Notes receivable from participants	3,147,320	2,817,488
Participants contributions	204,222	210,245
Employer contributions	139,242	134,030
Total receivables	3,490,784	3,161,763

Total assets	257,931,066	314,409,253

Liabilities:
Other liabilities	50,599	47,764

Net assets available for benefits	$257,880,467	$314,361,489

The accompanying notes are an integral part of these financial statements.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2022	2021

Additions to net assets:
Investment income:
Interest and dividends	$1,511,698	$2,165,022
Net (depreciation) appreciation in fair value of investments	(51,522,968)	33,582,826
Net investment (loss) income	(50,011,270)	35,747,848

Contributions:
Participant elective and rollover	16,476,347	15,641,751
Employer	9,628,073	8,761,553
Total contributions	26,104,420	24,403,304

Interest income on notes receivable from participants	141,828	147,694

Total (deductions from) additions to net assets	(23,765,022)	60,298,846

Deductions from net assets:
Withdrawals and benefit payments	32,506,760	25,249,932
Administrative fees and expenses	209,240	203,858

Total deductions from net assets	32,716,000	25,453,790

(Decrease) increase in net assets available for benefits	(56,481,022)	34,845,056

Net assets available for benefits:
Beginning of year	314,361,489	279,516,433
End of year	$257,880,467	$314,361,489

The accompanying notes are an integral part of these financial statements.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the Plan) provides only general information. Employees and Plan participants should refer to the Plan document and summary plan description for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (NW Natural) and Northwest Natural Gas Storage, LLC (NWN Gas Storage) (collectively, the Company). On March 1, 2022, NW Natural Renewables Holdings, LLC, a wholly-owned subsidiary of NW Holdings, was added as a participating employer to the Plan.

Eligibility rules and entry dates vary primarily based on type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term). At December 31, 2022, 1,477 participants had account balances in the Plan, of which 1,136 were active. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

NW Natural is the plan sponsor and administrator of the Plan. Fidelity Management Trust Company (Fidelity) is the Plan’s trustee. Fidelity Workplace Services, LLC performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (Code) limitations, up to 50% of their compensation to the Plan through salary deferral.

Participants are automatically enrolled to make pre-tax salary deferral contributions of 8% of their eligible compensation. Participants who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.

For participants who are making pre-tax salary deferral contributions at a rate that is greater than 0% but less than 8% of their eligible compensation, the Participant's elective contribution rate will be increased automatically by one percentage point, up to a maximum of 8% of compensation on each June 1 while the Participant continues to be an eligible employee.

For non-bargaining unit employees, NW Natural matches 60% of the first 8% of the employee's salary deferral contributions, with a maximum match of 4.8% of annual eligible compensation.

For bargaining unit employees, NW Natural matches 50% of the first 8% of the employee's salary deferral contributions, with a maximum match of 4% of annual eligible compensation, in accordance with the terms of the applicable collective bargaining agreement.

Each year, NW Natural may make a supplemental contribution, the amount of which will be set by NW Natural’s Board of Directors. For the years ended December 31, 2022 and 2021, NW Natural's Board of Directors did not declare any supplemental contributions.

Non-Contributory Employer Contributions
For all eligible non-bargaining unit employees hired after December 31, 2006, and all eligible bargaining unit employees hired after December 31, 2009, NW Natural will contribute 5% and 4%, respectively, of eligible annual compensation (or another amount fixed annually) as a non-contributory employer contribution for each year a participant is an active employee. These non-contributory employer contributions are invested in the same funds that have been selected by participants for salary deferral and matching contributions. If a participant has not made an investment election, the contribution will be invested in the retirement-date-based investment fund that has a projected year of retirement that corresponds closest to the year the participant turns age 65. In 2022 and 2021, non-contributory employer contributions totaled $3,991,480 and $3,452,562, respectively.

Participant Accounts
Where applicable, each participant’s account is credited with pre-tax salary deferral contributions, matching contributions, supplemental contributions, rollover contributions, non-contributory employer contributions, and net earnings or losses. Pre-tax contributions are based on the participant’s salary deferral election. Matching contributions, supplemental, and non-contributory employer contributions are credited to the participant’s account according to the formula defined in the Plan document. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an Individual Retirement Account (IRA). The Plan's earnings are allocated based on account balances in the investment options selected by the participant, or in the absence of an election, the retirement-date-based investment option applicable to the participant under the Plan's terms.

Investment Options
Participants may direct contributions in any of the 23 investment options offered by the Plan. Contributions are defaulted into the age-appropriate retirement-date-based investment until such time the participant makes active investment elections. Investment options include 15 collective trust funds managed by BlackRock, one mutual fund managed by Fidelity, and the option to invest in Northwest Natural Holding Company (NW Holdings) common stock.

Participants also have the additional choice of investing through Fidelity's BrokerageLink option which, for fees charged directly to the participant, enables the participant to select from additional investment options. The remaining five investment options are managed by other parties that are not parties-in-interest. Effective January 1, 2021, new investment elections restrict participants from allocating more than 25% to NW Holdings stock. Exchanges into NW Holdings stock are restricted when it would result in more than 25% of the participant's account value on the day of the exchange in NW Holdings stock.

Vesting
All employee contributions, employer match, supplemental contributions and associated earnings credited to participant accounts are fully vested and non-forfeitable at all times. Non-contributory employer contributions, and associated earnings, are subject to a three-year cliff vesting schedule with 100% vesting after three years of service.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of the following amounts, reduced by the participant's highest aggregate loan balance during the 12 months preceding the loan:
•$50,000; or
•50% of the participant's total vested account balance excluding non-contributory employer contributions.

Participants may have only one outstanding loan at a time. Participant loans are ordinarily repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.

Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement, or for other reasons, a participant may receive the value of his or her vested account in the following forms of payment:
•a single lump sum distribution;
•partial lump-sum distributions, up to four distributions;
•monthly, quarterly, or annual installment payments;
•a rollover to an IRA; or
•the participant may leave the funds in the Plan.

Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed, provided the circumstances qualify as a hardship as defined in the Plan.

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. Participants who have terminated employment and reached age 72 are required to take certain minimum required distributions in accordance with the terms of the Plan and applicable law.

For participants who have a Plan investment in NW Holdings' common stock, the Plan permits stock dividends to be distributed to the participants, independent of a termination of service or hardship, as designated by NW Natural.

Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel, are provided by NW Natural without charge to the Plan; however, each participant is charged a flat fee of $100 per year to help with the costs of audit, recordkeeping, and trustee fees, as well as investment consulting charges. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year, and are classified as administrative fees and expenses; however, each participant with a loan is also charged a flat fee of $75 per loan to help with the costs of loan processing.

In general, plan expenses in excess of the administrative budget amount are paid by NW Natural. Administrative fees paid to Fidelity by the Plan totaled $206,405 and $200,053 in 2022 and 2021, respectively.

Forfeitures
As of December 31, 2022 and 2021, the forfeiture account balance was $142,882 and $27,496, respectively. This balance represents amounts forfeited during the year, available to offset the employer contributions, but not yet used as of December 31 of the respective year. For the years ended December 31, 2022 and 2021, forfeitures of approximately $52,500 and $80,000 were used to offset employer contributions, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

Recently Issued or Adopted Accounting Pronouncements
There were no new issued or adopted accounting pronouncements applicable to the Plan during the years ended December 31, 2022 and 2021.

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Investment Transactions and Net Investment Income Recognition
Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method.

The net appreciation (depreciation) in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document and reported to the Internal Revenue Service (IRS) as ordinary income.

Payment of Benefits
Benefits are recorded when paid.

3. FAIR VALUE MEASUREMENTS

In accordance with fair value accounting, the following fair value hierarchy is used for determining inputs for the
Plan assets:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets;
Level 2	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and
Level 3	Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in valuing the asset or liability.

When developing fair value measurements, it is the Plan's policy to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2022 and 2021.

COLLECTIVE TRUST FUNDS. Valued at the daily net asset value (NAV) per unit as determined by the fund’s audited financial statements. The NAV is used as a practical expedient to estimate fair value and is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

NW NATURAL HOLDING COMPANY UNITIZED STOCK FUND. Valued at the closing price reported on the active market on which the individual securities are traded.

MUTUAL FUNDS. Valued at NAV of shares held by the Plan. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

BROKERAGE ACCOUNTS. Participant directed investments maintained in Fidelity's BrokerageLink investment option, comprised primarily of money market and mutual funds valued at NAV of shares held by the Plan, and common stocks valued at the closing price reported on the active market on which the individual securities are traded.

These methods may produce a fair value calculation that may not be indicative of net realizable value nor reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the fair value of the Plan's assets at fair value, by level and investment asset class:

	As of December 31, 2022
Asset	Level 1	Level 2	Level 3	Non-Published NAV(2)	Total
NW Natural Holding Company unitized stock fund	$13,206,541	$—	$—	$—	$13,206,541
Mutual funds	20,328,218	—	—	—	20,328,218
Brokerage accounts	1,832,877	—	—	—	1,832,877
Total investments in the fair value hierarchy	35,367,636	—	—	—	35,367,636
Collective trust funds(1)	—	—	—	218,712,137	218,712,137
Total investments at fair value	$35,367,636	$—	$—	$218,712,137	$254,079,773

	As of December 31, 2021
Asset	Level 1	Level 2	Level 3	Non-Published NAV(2)	Total
NW Natural Holding Company unitized stock fund	$15,144,668	$—	$—	$—	$15,144,668
Mutual funds	27,664,770	—	—	—	27,664,770
Brokerage accounts	3,599,250	—	—		3,599,250
Total investments in the fair value hierarchy	46,408,688	—	—	—	46,408,688
Collective trust funds(1)	—	—	—	264,285,707	264,285,707
Total investments at fair value	$46,408,688	$—	$—	$264,285,707	$310,694,395
(1)    The collective trust funds primarily consist of LifePath and Equity Index Funds. The LifePath Funds provide for retirement outcomes consistent with investor preferences throughout the savings and draw down phases as they progress toward their target retirement date. The Equity Index funds seek to match the performance of an index by investing in stocks that make up that index. NW Natural believes the redemption value of these funds is likely to be the fair value, which is represented by the net asset value. A majority of the funds permit daily redemption without written notice. However, the US Treasury MM Trust B Fund allows daily redemption with 90 day written notice.
(2)    The fair value for these investments is determined using NAV as of December 31, as a practical expedient, and therefore they are not classified within the fair value hierarchy. These investments primarily consist of institutional investment products, for which the NAV is generally not publicly available. There are no unfunded commitments with respect to collective trusts.

4. TERMINATION PROVISIONS

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. non-contributory employer contribution account). NW Natural may continue the trust and pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. NW Natural has no current plans to terminate the Plan.

5. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Related party transactions during the year consisted primarily of loans made to participants disclosed in Note 1 and the following investments held by the Plan, which qualify as parties-in-interest transactions for which a statutory exemption exists:

	As of December 31,
	2022	2021
BlackRock	$213,984,390	$249,649,921
NW Natural Holding Company unitized stock fund	13,206,541	15,144,668
Fidelity	1,465,046	1,394,959
Total parties-in-interest transactions	$228,655,977	$266,189,548

BLACKROCK. As of December 31, 2022, BlackRock, Inc. owned beneficially more than five percent of NW Holdings common stock.

NW NATURAL HOLDING COMPANY UNITIZED STOCK FUND. NW Holdings unitized stock fund represents investments in parties-in-interest. During the years ended December 31, 2022 and 2021, purchases of NW Holdings common stock totaled 26,674 shares for $1,323,261 and 31,575 shares for $1,572,680, respectively. During the years ended December 31, 2022 and 2021, sales of NW Holdings common stock totaled 59,636 shares for $2,968,803 and 45,317 shares for $2,256,188, respectively.

FIDELITY. Certain investments in the BrokerageLink account and the Fidelity Blue Chip Growth K6 Fund are shares of mutual funds managed by Fidelity, who also acts as the trustee of the Plan.

6. FEDERAL INCOME TAX STATUS

The IRS informed the Plan sponsor by a determination letter dated March 29, 2017, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code. Although the Plan document has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Uncertain tax positions are accounted for in accordance with accounting standards that require Plan management’s assessment of the anticipated settlement outcome of material uncertain tax positions taken in a prior year, or planned to be taken in the current year. No reserves for uncertain tax positions existed as of December 31, 2022 and 2021. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. RISKS AND UNCERTAINTIES

The assets of the Plan are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. SUBSEQUENT EVENTS

The Plan has evaluated subsequent events after the statement of net assets available for plan benefits date through June 29, 2023, the date the financial statements were available to be issued, and there were no other subsequent events requiring adjustments to or disclosure in the financial statements.

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN SUPPLEMENTAL SCHEDULES

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
Form 5500, Schedule H, Line 4a; Schedule of Delinquent Participant Contributions
EIN: 93-0256722 Plan 008
December 31, 2022

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late Participant Loan Repayments are included: [ X ]	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP		Total Fully Corrected Under VFCP and PTE 2002-51
$255,131	$—	$—	$255,131	*	$—
*    Represents delinquent employee contributions and loan repayments from one pay period in December 2022. Lost earnings on those delinquent contributions were remitted in 2023.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
Form 5500, Schedule H, Line 4i; Schedule of Assets (Held at End of Year)
EIN: 93-0256722 Plan 008
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost **	Current Value

***	BrokerageLink	Self-directed brokerage accounts		$1,832,877
	Artisan International Institutional Fund	Collective trust		4,727,747
*	BlackRock MSCI ACWI ex-U.S. Index Fund M	Collective trust		5,535,753
*	BlackRock Equity Index Fund M	Collective trust		25,896,965
*	BlackRock Extended Market K	Collective trust		6,766,622
*	BlackRock US Debt Index NL W	Collective trust		5,162,962
*	BlackRock LifePath Index Retirement Fund	Collective trust		19,114,147
*	BlackRock LifePath Index 2025 Fund	Collective trust		24,484,303
*	BlackRock LifePath Index 2030 Fund	Collective trust		30,513,376
*	BlackRock LifePath Index 2035 Fund	Collective trust		26,836,352
*	BlackRock LifePath Index 2040 Fund	Collective trust		16,770,556
*	BlackRock LifePath Index 2045 Fund	Collective trust		19,038,865
*	BlackRock LifePath Index 2050 Fund	Collective trust		12,817,510
*	BlackRock LifePath Index 2055 Fund	Collective trust		7,197,544
*	BlackRock LifePath Index 2060 Fund	Collective trust		1,983,834
*	BlackRock LifePath Index 2065 Fund	Collective trust		132,571
	T. Rowe Price US Treasury MM Trust B	Collective trust		11,733,030
	T. Rowe Price Small-Cap Stock Fund	Mutual fund		12,818,844
	American Century Small Cap Value Fund	Mutual fund		596,128
	Met West Total Return Bond Plan	Mutual fund		3,045,486
	JPMorgan Equity Income Fund	Mutual fund		2,427,604
*	Fidelity Blue Chip Growth K6 Fund	Mutual fund		1,440,156
*	NW Natural Holding Company Unitized Stock Fund	Common stock		13,206,541

	Total investments			254,079,773
*	Notes Receivable from Participants	Interest rates from 4.25% to 7.25% maturing 1/20/2023 to 1/26/2037		3,147,320

				$257,227,093
*    Represents identification of known party-in-interest in the Plan.
**    Cost information is not required for participant-directed investments.
***    Certain investments in the BrokerageLink account are shares of mutual funds managed by Fidelity, which represents a party-in-interest in the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

Dated:	June 29, 2023	/s/ Melinda Rogers
Melinda Rogers
Retirement K Savings Plan Administrative Committee

Dated:	June 29, 2023	/s/ Brody J. Wilson
Brody J. Wilson
Vice President, Treasurer, Chief Accounting Officer and Controller Northwest Natural Holding Company

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
 Exhibit Index to Annual Report on Form 11-K
For the Year Ended December 31, 2022

Exhibit Index
Exhibit Number	Document
23	Consent of Independent Registered Public Accounting Firm